UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

Commission File Number 333-257414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION ENERGY 401(K) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

600 East Canal Street

Richmond, VA 23219

DOMINION ENERGY 401(K) PLAN

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Dominion Energy 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Dominion Energy 401(k) Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Richmond, Virginia

June 24, 2026

We have served as the auditor of the Plan since 1988.

DOMINION ENERGY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:
Investments—at fair value:
Plan's interest in the Master Trust (Note 3)	$2,650,151,133	$2,409,642,045
Investments held by the Plan (Note 4)	2,227,498,061	1,979,976,789
Total investments	4,877,649,194	4,389,618,834
Receivables:
Notes receivable from participants	39,745,397	38,958,949
Participant contributions	1,686,670	1,715,874
Employer contributions	1,086,244	1,085,005
Accrued investment income	3,473	6,222
Receivables for securities sold	315,656	564,568
Total receivables	42,837,440	42,330,618
Total assets	4,920,486,634	4,431,949,452
LIABILITIES:
Payables for securities purchased	246,277	529,962
NET ASSETS AVAILABLE FOR BENEFITS	$4,920,240,357	$4,431,419,490

See notes to financial statements.

DOMINION ENERGY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
Contributions:
Participant contributions	$136,082,265
Employer contributions	81,014,687
Rollover contributions	10,860,021
Total contributions	227,956,973
Investment Income:
Interest and dividends	29,133,187
Net appreciation in fair value of investments	310,658,714
Income from Master Trust	348,154,066
Net investment income	687,945,967
Interest income on notes receivable from participants	3,262,994
Total additions	919,165,934
DEDUCTIONS:
Benefits paid to participants	442,187,703
Administrative expenses	2,917,863
Total deductions	445,105,566
NET INCREASE IN NET ASSETS BEFORE TRANSFERS	474,060,368
PLAN TO PLAN TRANSFER, NET (Note 2)	14,760,499
NET INCREASE IN NET ASSETS	488,820,867
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,431,419,490
End of year	$4,920,240,357

See notes to financial statements.

DOMINION ENERGY 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1. DESCRIPTION OF PLAN

The following description of the Dominion Energy 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

a.
General—The Plan is a defined contribution plan covering all non-union employees, eligible union employees represented by the International Brotherhood of Electrical Workers, Local Union No. 398 or 772, who are 18 years of age or older, regular full-time or part-time employees and are scheduled to work at least 1,000 hours per year and certain former non-union and union employees of Dominion Energy, Inc. and its subsidiaries (the Participating Companies). Dominion Energy, Inc. (Dominion Energy) is the designated Plan sponsor. The Plan administrator is Dominion Energy Services, Inc., a subsidiary of Dominion Energy. The Bank of New York Mellon Trust Company, N.A. (Bank of New York Mellon) is trustee of the Plan. The Plan is subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
b.
Contributions—Participants may contribute not less than 2% and not more than 50% of their eligible earnings, all of which may be on a pre-tax and/or Roth basis, or up to 20% on an after-tax basis. Employee contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants can also make rollover contributions representing distributions from other qualified plans or individual retirement accounts. In addition, participants age 50 or older who contributed the maximum annual amount allowable under the pre-tax and/or Roth options in the Plan have the option of making additional pre-tax and/or Roth catch-up contributions in accordance with IRC limitations.

Depending on a participant’s hire date, years of service, and the percentage of pre-tax, Roth and after-tax contributions, Participating Companies contribute a matching amount from 1% up to 7% of the participant’s eligible earnings. Participating Companies also provide automatic company contributions of 4% or 5% of eligible compensation depending on years of service for employees hired or rehired on or after July 1, 2021, who are not eligible to participate in a pension plan offered by Dominion Energy and for certain existing participants of a pension plan that voluntarily elected this enhanced feature of the Plan, effective May 1, 2022. Employees who elect to participate will also receive matching contributions in accordance with the Plan’s provisions.

Newly hired employees are enrolled automatically into the Plan at a 4% pre-tax contribution rate approximately 45 days after the date of hire or rehire unless an alternative election is made. Certain rehires are generally auto-enrolled depending on criteria such as, but not limited to, their hire date, enrollment status, and whether they have incurred a break-in-service. This Plan also provides an employee directed auto-save feature. The auto-save feature is elective and increases the contribution percentage each year in 1% increments, up to a maximum percentage.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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c.
Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account includes the effect of the participant's contributions and withdrawals, as applicable, and allocations of the Participating Companies’ contributions, Plan earnings or losses, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant's account.

Individual participant accounts, except for the self-directed brokerage accounts, are maintained on a unit value basis. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest, which are automatically reinvested within the funds. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants’ accounts are charged or credited with the number of units properly attributable to each participant.

d.
Vesting—Participants become immediately vested in their own contributions and the earnings on these amounts. Participants generally become vested in the Participating Companies’ matching contributions, automatic Company contributions and related earnings after three years of service.
e.
Forfeited Accounts—As of December 31, 2025 and 2024, forfeited nonvested accounts totaled $982,914 and $988,910, respectively. Forfeitures may be used to reduce employer contributions or Plan administrative expenses. During the year ended December 31, 2025, $876,976 of forfeited nonvested accounts were used to pay administrative expenses and $111,934 of forfeited nonvested accounts were used to reduce employer contributions.
f.
Investment Options
•
Participant Contributions—Upon enrollment in the Plan, a participant may direct his or her contributions in any option in 1% increments totaling to 100%. Changes in investment options may be made at any time and participant investment election changes become effective with the subsequent pay period. However, if the participant has not made investment directions at the time the contribution is made, the participant contributions will be automatically invested in the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65). Contributions to the Dominion Energy Stock Fund are limited to 20% of a participant’s total contribution and they may not transfer any portion of their existing investments into the Dominion Energy Stock Fund if the percentage of their account already invested in the Dominion Energy Stock Fund exceeds 20%. All of the Plan’s investments are participant directed. The Plan holds assets in the Dominion Energy, Inc. Defined Contribution Master Trust (Master Trust) that was established for the Plan and the other employee benefit plan of Dominion Energy and its subsidiaries as well as various investment funds at the trustee.
•
Employer Contributions—Employer matching and/or automatic contributions are deposited in accordance with the participant’s investment directions or the Target Retirement Trust corresponding with the participant’s age (assuming retirement at age 65) if the participant has not made investment directions at the time the contribution is made.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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g.
Notes Receivable from Participants—Participants are eligible to secure loans against their plan account with a maximum repayment period of 5 years. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of:
•
50% of the vested account balance, or
•
$50,000 (reduced by the difference between the highest outstanding loan balance during the prior 12 months and the outstanding loan balance on the date of the new loan)

The loans are interest-bearing at the prime rate of interest plus 1%. The rate is determined at the beginning of each month if a change has occurred in the prime rate. However, the rate is fixed at the inception of the loan for the life of the loan.

Participants make principal and interest payments to the Plan through payroll deductions. Terminated participants may elect to continue repaying their loans, provided they establish a loan repayment schedule with the Plan recordkeeper. Any defaults in loans result in a reclassification of the remaining loan balances as taxable distributions to the participants.

h.
Payment of Benefits—On termination of service, death, disability, or retirement, participants may elect to receive a lump-sum amount equal to the vested value of their account or may waive receipt of a lump sum benefit and elect to receive quarterly, semi-annual or annual installments, a partial distribution, or may request a rollover from the Plan to another eligible retirement plan. Failure of a participant to make an election of one of these options is deemed to be an election to defer distribution of their account until the minimum required distribution rules apply. If the participant’s account is valued at $1,000 or less, the amount is distributed in a lump sum.
i.
Flexible Dividend Options—Most participants are given the choice of (1) receiving cash dividends paid on vested shares held in their Dominion Energy Stock Fund or (2) reinvesting the dividends in the Dominion Energy Stock Fund.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.
Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
b.
Use of Estimates—The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits, and changes therein. Actual results could differ from those estimates.
c.
Risks and Uncertainties—The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Market volatility includes global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the value of the participants’ account balances and the amounts reported in the financial statements.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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Investments as of December 31, 2025 and 2024, included $592,040,555 and $585,860,311, respectively, of the Dominion Energy Stock Fund. This investment represents 12% and 13% of total investments as of December 31, 2025 and 2024, respectively. A large decline in the market value of the Dominion Energy Stock Fund could significantly affect the net assets available for benefits.

d.
Valuation of Investments—The Plan’s investments are stated at fair value. See Note 4 for further information on fair value measurements.
e.
Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
f.
Investment Income (Loss)—Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Income or loss from Master Trust includes dividend income and net realized and unrealized appreciation or depreciation.

Investment management fees and operating expenses charged to the Plan are deducted from income earned daily and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return.

g.
Administrative Expenses—As permitted by law, the reasonable administrative costs of the Plan are paid by the Plan. In addition, participants who elect to participate in a financial advisory program offered by the Plan or the self-directed brokerage option will have administrative fees deducted from their account.
h.
Payment of Benefits—Benefit payments to participants are recorded upon distribution.
i.
Transfers—In addition to the Plan, Dominion Energy also sponsors another 401(k) plan for employees of Dominion Energy and certain of its subsidiaries which do not participate in this Plan. If participants change employment among Dominion Energy and its covered subsidiaries during the year, their account balances are transferred into the corresponding plan. For the year ended December 31, 2025, the Plan transferred $15,637,249 and $876,750 of participants’ assets in from and out to the other plan, respectively.

3. PLAN INTEREST IN MASTER TRUST

Certain of the Plan’s investments are held in a Master Trust that was established for the Plan and the other employee benefit plan of Dominion Energy and its subsidiaries. Investment income and expenses are allocated to the individual plans based upon average monthly balances invested by each participant.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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The net assets of the Master Trust and the Plan’s interest in the Master Trust as of December 31, 2025 and 2024 are summarized as follows:

	2025		2024
	Master Trust	Plan's Interest in Master Trust	Master Trust	Plan's Interest in Master Trust
Short-term securities	$380,511,478	$352,039,664	$396,825,975	$367,046,314
Common/collective trust funds(1)	2,532,110,557	2,297,331,052	2,249,157,863	2,042,849,651
Total Investments	2,912,622,035	2,649,370,716	2,645,983,838	2,409,895,965
Receivables	1,395,917	1,228,452	4,942	4,571
Payables	(484,271)	(448,035)	(279,463)	(258,491)
Total Master Trust	$2,913,533,681	$2,650,151,133	$2,645,709,317	$2,409,642,045
(1)
As of December 31, 2025 and 2024, Master Trust amount includes short-term investment fund of $612,747 and $462,656, respectively, and Plan’s Interest in Master Trust amount includes short-term investment fund of $557,355 and $421,375, respectively. The short-term investment fund is the BNY EB Temporary Investment Fund which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

The net investment income for the Master Trust for the year ended December 31, 2025 was as follows:

Interest and dividends	$18,836,797
Net investment appreciation	365,038,439
Net investment Income of the Master Trust	$383,875,236

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. Fair values are based on assumptions that market participants would use when pricing an asset or liability, including assumptions about risk and the risks inherent in valuation techniques and the inputs to valuations. Fair value measurements assume that the transaction occurs in the principal market for the asset or liability (the market with the most volume and activity for the asset or liability from the perspective of the reporting entity), or in the absence of a principal market, the most advantageous market for the asset or liability (the market in which the reporting entity would be able to maximize the amount received or minimize the amount paid). The Plan applies fair value measurements to the Plan’s investments in accordance with the requirements described above.

Inputs and Assumptions

The Plan maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring the fair value of its investments. Fair value is based on actively-quoted market prices, if available. In the absence of actively-quoted market prices, the Plan seeks price information from external sources, including broker quotes. When evaluating pricing information provided by brokers, the Plan considers whether the broker is willing and able to trade at the quoted price, if the broker quotes are based on an active market or an inactive market and the extent to which brokers are utilizing a particular model if pricing is not readily available. If pricing information from external sources is not available, or if the Plan believes that observable pricing is not indicative of fair value, judgment is required to develop the estimates of fair value. In those cases, the Plan must estimate prices based on available historical and near-term future price information and certain statistical methods that reflect market assumptions.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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The inputs and assumptions used in measuring fair value for investments include the following:

•
Quoted securities prices and indices
•
Securities trading information including volume and restrictions
•
Maturity
•
Interest rates
•
Credit quality

The Plan regularly evaluates and validates the inputs used to estimate fair value by a number of methods, including review and verification of models, as well as various market price verification procedures such as the use of multiple broker quotes to support the market price of the various investments in which the Plan transacts.

The fair values of the Plan’s and Master Trust's investments are determined as follows:

•
Dominion Energy Stock Fund—The fund’s fair value has been determined by the custodian based on the fair value of the underlying investments within the fund. The Fund is made up of Dominion Energy common stock specific to the Plan and the other employee benefit plan of Dominion Energy and its subsidiaries, which is valued at the closing price reported on the active market on which the securities trade, and a common/collective trust fund valued as described under common/collective trust funds below. The individual assets of a stock fund are considered separately as individual investments for accounting, auditing, and financial statement reporting purposes.
•
Mutual Fund—Investment is valued at quoted market price, which represent the value of shares held by the Plan at year-end.
•
Self-Directed Brokerage—The Schwab Personal Choice Retirement Account is a self-directed brokerage account. Investments are valued based on the underlying assets. These consist primarily of common stocks, exchange-traded funds and mutual funds, valued at the closing price reported on the active market on which the securities trade, as well as interest bearing cash valued at cost plus accrued interest.
•
Common/Collective Trust Funds—Investments in common/collective trust funds are stated at the net asset value (NAV) as determined by the issuer of the common/collective trust funds and are based on the fair value of the underlying investments held by the fund less its liabilities. The NAV is used as a practical expedient to estimate fair value. The funds do not have any unfunded commitments and do not have any applicable liquidation periods or defined terms/periods to be held. The Plan may generally sell assets from the funds to satisfy participant payment obligations (assets are redeemable daily) and may transfer assets from the funds to other investment options based on participant elections (overnight liquidity is generally available).
•
Separately Managed Account—A portfolio of individual securities, such as short-term securities, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling its assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are considered separately as individual investments for accounting, auditing and financial statement reporting purposes. Short-term securities mainly include short-term notes, commercial paper and certificates of deposit, which are short-term, highly liquid investments. Short-term notes

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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and certificates of deposit are valued at cost plus accrued interest and commercial paper is valued at amortized cost, which approximates fair value.

Levels

The Plan utilizes the following fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

•
Level 1—Quoted prices (unadjusted) in active markets for identical assets that the Plan has the ability to access at the measurement date.
•
Level 2—Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset, including quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset, and inputs that are derived from observable market data by correlation or other means.
•
Level 3—Unobservable inputs for the asset, including situations where there is little, if any, market activity for the asset.

The fair value hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable data (Level 3). In some cases, the inputs used to measure fair value might fall in different levels of the fair value hierarchy. In these cases, the lowest level input that is significant to a fair value measurement in its entirety determines the applicable level in the fair value hierarchy. Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset.

Recurring Fair Value Measurements

Fair value measurements are separately disclosed by level within the fair value hierarchy.

Plan Investments

The following table presents the investments held by the Plan that are measured at fair value for each hierarchy level as of December 31, 2025 and 2024:

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Dominion Energy common stock	$592,040,555	$—	$—	$592,040,555	$585,860,311	$—	$—	$585,860,311
Mutual fund	—	—	—	—	10,820,286	—	—	10,820,286
Self-directed brokerage accounts	67,226,753	—	—	67,226,753	39,278,045	—	—	39,278,045
Total recorded at fair value	$659,267,308	$—	$—	$659,267,308	$635,958,642	$—	$—	$635,958,642
Assets recorded at NAV(1):
Common/collective trust funds(2)				1,568,230,753				1,344,018,147
Total				$2,227,498,061				$1,979,976,789
(1)
These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.
(2)
Included in Common/collective trust funds is the BNY EB Temporary Investment Fund) which is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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Investments Held in Master Trust

The following table presents the investments held in the Master Trust for the Plan and the other employee benefit plan of Dominion Energy and its subsidiaries that are measured at fair value for each hierarchy level as of December 31, 2025 and 2024:

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Master Trust:
Separately Managed Account:
Short-term securities	$—	$380,511,478	$—	$380,511,478	$—	$396,825,975	$—	$396,825,975
Total recorded at fair value	$—	$380,511,478	$—	$380,511,478	$—	$396,825,975	$—	$396,825,975
Assets recorded at NAV(1):
Common/collective trust funds				2,532,110,557				2,249,157,863
Total assets recorded at NAV				2,532,110,557				2,249,157,863
Total investments				$2,912,622,035				$2,645,983,838
(1)
These investments that are measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be categorized in the fair value hierarchy.

5. FEDERAL INCOME TAX STATUS

The Plan is a qualified employees' profit sharing trust under Section 401(k) of the IRC and, as such, is exempt from federal income taxes under Section 501(a). Pursuant to Section 402(a) of the IRC, a participant is not taxed on the income and pre-tax contributions allocated to the participant's account until such time as the participant or the participant's beneficiaries receive distributions from the Plan.

The Plan obtained its latest determination letter on January 19, 2023, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List (List) for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been amended since applying for the determination letter; however, the Plan administrator believes that the Plan and related trust are currently designed, have been amended and are being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan had an interest in the Master Trust and invested in shares of certain common/collective trust funds that were managed by Bank of New York Mellon. During 2025 and 2024, Bank of New York Mellon was the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each investment fund.

As of December 31, 2025 and 2024 the Plan’s investment in the Dominion Energy Stock Fund included 10,104,806 and 10,877,466 shares, respectively, of common stock of Dominion Energy, the Plan sponsor, with a cost basis of approximately $655 million and $712 million, respectively. During the year ended December 31, 2025, the Plan purchased approximately $31 million and sold approximately $88 million of common stock of Dominion Energy and recorded dividend income related to Dominion Energy common stock of approximately $28 million.

NOTES TO FINANCIAL STATEMENTS, CONTINUED

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In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

7. PLAN TERMINATION

Although they have not expressed any intention to do so, the Participating Companies have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of any termination of the Plan, or upon complete or partial discontinuance of contributions, the accounts of each affected participant shall become fully vested.

8. PROPOSED MERGER

In May 2026, Dominion Energy entered into an Agreement and Plan of Merger (the Merger Agreement) with NextEra Energy, Inc. (NextEra Energy), WG Development Corp., a wholly owned subsidiary of NextEra Energy (Merger Sub Corp), and CS Holdco, LLC, a wholly owned subsidiary of NextEra Energy (LLC Sub). Pursuant to the Merger Agreement, Merger Sub Corp will merge with and into Dominion Energy, with Dominion Energy surviving as a wholly owned subsidiary of NextEra Energy, and immediately thereafter Dominion Energy will merge with and into LLC Sub, with LLC Sub surviving as a wholly owned subsidiary of NextEra Energy (collectively, the Mergers). Under the terms of the Merger Agreement, at the effective time of the first merger, each outstanding share of Dominion Energy common stock, other than shares to be cancelled as described in the Merger Agreement, will be converted into the right to receive (i) its pro rata share of an aggregate amount equal to $360 million in cash, without interest, and (ii) 0.8138 shares of NextEra Energy common stock. The completion of the Mergers is subject to customary closing conditions, including, among others, approval by Dominion Energy shareholders of the Merger Agreement and the applicable plan of merger, approval by NextEra Energy shareholders of the issuance of NextEra Energy common stock in connection with the Mergers, expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR Act), receipt of specified regulatory approvals, including the obtaining by Dominion Energy and NextEra Energy of consents and approvals required under (i) the HSR Act, (ii) the Federal Energy Regulatory Commission, (iii) the U.S. Nuclear Regulatory Commission, (iv) the Virginia State Corporation Commission, (v) the North Carolina Utilities Commission and (vi) the Public Service Commission of South Carolina, approval for listing on the New York Stock Exchange of the NextEra Energy common stock to be issued in the Mergers, effectiveness of the registration statement on Form S-4, accuracy of the parties’ representations and warranties, compliance with covenants, and the absence of a material adverse effect on either Dominion Energy or NextEra Energy. Under the terms of the Merger Agreement, the Plan is required to be maintained without amendment for a period of two years following closing.

9. SUBSEQUENT EVENTS

Subsequent events were evaluated through June 24, 2026, the date the financial statements were issued. Other than as discussed in Note 8, no events occurred that require additional disclosure or adjustments to the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE

DOMINION ENERGY 401(K) PLAN

Employer ID No. 54-1229715

Plan Number: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2025

		(c)
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost***	(e) Current Value
*	Dominion Energy, Inc.	Dominion Energy Common Stock		$592,040,555

		Common/Collective Trust Funds:
*	Bank of New York Mellon	BNY EB Temporary Investment Fund**		205,506
	Capital Group	EuroPacific Growth Trust		135,460,877
	Fidelity Investments	FIAM Small Cap Core Commingled Pool		12,111,765
	The Vanguard Group, Inc.	Target Retirement Income & Growth Trust Plus		138,790,530
	The Vanguard Group, Inc.	Target Retirement 2025 Trust Plus		144,563,172
	The Vanguard Group, Inc.	Target Retirement 2030 Trust Plus		204,981,646
	The Vanguard Group, Inc.	Target Retirement 2035 Trust Plus		203,391,328
	The Vanguard Group, Inc.	Target Retirement 2040 Trust Plus		165,585,791
	The Vanguard Group, Inc.	Target Retirement 2045 Trust Plus		180,225,100
	The Vanguard Group, Inc.	Target Retirement 2050 Trust Plus		180,500,793
	The Vanguard Group, Inc.	Target Retirement 2055 Trust Plus		112,045,209
	The Vanguard Group, Inc.	Target Retirement 2060 Trust Plus		51,988,900
	The Vanguard Group, Inc.	Target Retirement 2065 Trust Plus		32,036,418
	The Vanguard Group, Inc.	Target Retirement 2070 Trust Plus		6,343,718
		Total Common/Collective Trust Funds		1,568,230,753

	Charles Schwab	Schwab Personal Choice Retirement Account		67,226,753

		Total investment excluding interest in Master Trust		2,227,498,061

*	Various participants	Loan to Participants (maturing 2026 - 2030 at interest rates of 4.25% - 9.50%)		39,745,397

		Total assets (held at end of year)		$2,267,243,458

* A party-in-interest as defined by ERISA.

** The BNY EB Temporary Investment Fund is comprised of money market instruments with short-term maturities used for temporary investment and is not an investment option for participants.

*** Cost information is not required for participant-directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Energy Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION ENERGY 401(K) PLAN
(name of plan)

Date: June 24, 2026	/s/ Darius A. Johnson
Darius A. Johnson
Vice President - Human Resources, Dominion Energy Services, Inc.